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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
 -------------------------------------------------------------------------------



                                Amendment No. 24


                              Thermodynetics, Inc.
                                (Name of Issuer)


       Common Stock                                               883622
 (Title of Class of Securities)                                (CUSIP Number)


                                Robert A. Lerman
                               (Reporting Person)


                             Kenneth B. Lerman, P.C.
                  651 Day Hill Road, Windsor, Connecticut 06095
                            Telephone (860) 285-0700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 20, 2004
             (Date of Event which Requires Filing of this Statement)



 -------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_|.(See Rule 13d-7.)

                         (Continued on following pages)

CUSIP No. 883622        Schedule 13D for Robert A. Lerman            Page 2 of 4

 -------------------------------------------------------------------------------
1.   Name of reporting person:
                                Robert A. Lerman
 -------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group.                (a) |_|
                                                                      (b) |x|
 -------------------------------------------------------------------------------
3.   SEC USE ONLY

 -------------------------------------------------------------------------------
4.   Source of Funds:
            SC--Company whose securities awarded as a stock bonus. No purchase.
 -------------------------------------------------------------------------------
5.   Check box if disclosure of legal proceedings is required  pursuant to items
     2(d) or 2(e).    |_|

 -------------------------------------------------------------------------------
6.   Citizenship or place of organization:
                                 United States
 -------------------------------------------------------------------------------
     NUMBER OF            7.  Sole Voting Power
                                              4,942,617
                          ------------------------------------------------------

     SHARES               8.  Shared voting power:
     BENEFICIALLY                                     0
                          ------------------------------------------------------

     OWNED BY             9.  Sole dispositive power:
      EACH                                    4,942,617
                          ------------------------------------------------------

     REPORTING PERSON     10.  Shared dispositive power:
      WITH:                                           0
                          ------------------------------------------------------


11.  Aggregate amount beneficially owned by each reporting person:

                                              5,339,150

 -------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row (11) excludes certain shares:


 -------------------------------------------------------------------------------
13. Percent of class represented by amount in row (11):

                          twenty-seven and five-tenths of one percent (27.5%)
 -------------------------------------------------------------------------------
14. Type of reporting person:

                                               IN

 -------------------------------------------------------------------------------

CUSIP No. 883622        Schedule 13D for Robert A. Lerman            Page 3 of 4

Item 1.  Security and Issuer

         Issuer:               Thermodynetics, Inc. (the "Company")
                                                          -------
         Executive Office:     651 Day Hill Road
                               Windsor, Connecticut 06095

         Securities:           Common Stock, $.01 par value

Item 2.  Identity and Background

         Name:           a)    Robert A. Lerman (the "Reporting Person")
                                                      ----------------

         Address:        b)    Thermodynetics, Inc.
                               651 Day Hill Road
                               Windsor, CT  06095

         Occupation:     c)    President and CEO of the Company.

         Convictions:    d)    None

         Proceedings:    e)    None

         Citizenship:    f)    United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        SC -- The Company, at a meeting of its Board of Directors on October 30, 2003, adopted resolutions authorizing the Company to grant shares of its common stock, par value $.01 per share, which shares were valued at $0.0667 per share on the valuation date of October 31, 2003. Such shares were issued on the Date of Event of this Report. No purchase occurred; such shares were issued as a stock bonus.

Item 4.  Purpose of Transaction

        The Reporting Person has no intention or desire to gain control of the Issuer for purposes of liquidation, sale of assets, acquisition or merger. The Reporting Person may from time to time purchase additional shares through open market purchases, and stock options or awards issued under the Company's stock incentive programs; no options or other awards are presently outstanding.

Item 5. Interest in Securities of the Issuer

        (a) *5,339,150* shares are beneficially owned by Reporting Person as of the date hereof which equals twenty-seven and five-tenths of one percent (27.5%) beneficial ownership.

            Of such beneficial shares, the 900,000 shares reported herein are beneficially owned, but are subject to an escrow vesting release schedule of 300,000 shares to be delivered on each of April 1, 2004, April 1, 2005 and July 31, 2005, provided Reporting Person is an employee, or an officer, or a director of the Company on such released dates.

            The above includes *152,008* shares held in trust for Reporting Person under the Company's 401(k) Plan. The above includes *244,525* shares owned by Reporting Person's Spouse.

        (b)(i) Reporting Person has the sole voting and dispositive power over 4,942,617 shares, subject to completion of the stock bonus escrow vesting schedule.

        (ii) Reporting Person has no voting or dispositive power over 152,008 shares held in trust for the Reporting Person by the Company's 401(k) Plan.

        (iii) Reporting Person has no voting or dispositive power over the 244,525 shares owned by his spouse.

CUSIP No. 883622        Schedule 13D for Robert A. Lerman            Page 4 of 4

       (c) No transactions in the last 60 days from the date hereof or since Reporting Person's most recent Schedule 13D filing date, except for the transaction(s) reported below:

        Transaction            No. Shares   Transaction Date    Valuation Date
        -----------            ----------   ----------------    --------------
        Stock Bonus Award      900,000      February 20, 2004   October 31, 2003

                And:

        -----------------------------------------------------------------------
        Escrow Vesting Schedule  Date                 Amount of Shares
        -----------------------  ----                 ----------------
        -----------------------------------------------------------------------
                                  April 1, 2004        300,000
        -----------------------------------------------------------------------
                                  April 1, 2005        300,000
        -----------------------------------------------------------------------
                                  July 31, 2005        300,000
                                                       -------
        -----------------------------------------------------------------------

        TOTAL                                          900,000
                                                       =======
        -----------------------------------------------------------------------


        (d) No other person except Reporting Person has the right or power to receive proceeds or other benefits from a disposition of the shares.

        (e) Date   Reporting   Person  ceased  5%  beneficial   ownership:   Not
            applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer



        Relationships with Issuer. Reporting Person is an officer and director, and a greater than ten percent beneficial shareholder of the Issuer.

        Disclaimer of Group. Because Reporting Person has his own investment, holding and voting criteria and guidelines, the Reporting Person disclaims, in particular, membership in any group which individually includes his spouse. Reporting Person disclaims any beneficial ownership in his spouse's shares, and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares.

Item 7.      Exhibits
                 None.
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 20, 2004
        -----------------------------------------------------------------------
        (Date)

                       /s/ Robert A. Lerman
        -----------------------------------------------------------------------
         (Signature)

        Robert A. Lerman, President & CEO and a Director
        -----------------------------------------------------------------------
        (Name/Title)

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).